UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

ATLAS LITHIUM CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

105861207

(CUSIP Number)

Marc Fogassa

1200 N Federal Hwy, Suite 200

Boca Raton, FL 33432

(833) 661-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 105861207	Schedule 13D

1.	Names of Reporting Persons Marc Fogassa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,444,294 (1)
	8.	Shared Voting Power 105,608(2)
	9.	Sole Dispositive Power 4,444,294 (1)
	10.	Shared Dispositive Power 105,608(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,444,294 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.42% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This number includes one (1) share of Common Stock which would be issued upon the conversion of the (1) share of Series A Convertible Preferred Stock held by the Reporting Person.

(2)	The Reporting Person may be considered to have shared voting and dispositive power with respect to the Common Stock held by (i) Lancaster Brazil Fund LP; (ii) Lancaster Gestora de Recursos Ltda; and (iii) Sainte Valiere, LLC.

(3)	Based on 10,729,260 Common Shares outstanding as of October 20, 2023, and assuming the conversion of all shares held into Common Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D is filed by Marc Fogassa (the “Reporting Person”) with respect to shares of common stock (“Common Stock”), originally reported by the Reporting Person on Schedule 13D filed with the United States Securities and Exchange Commission (“SEC”) on July 1, 2022, and subsequently amended or supplemented on May 26, 2023 and June 12, 2023 (collectively, the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D.

Item 1. Security and Issuer

The disclosure in Item 1 is amended to update the address of Atlas Lithium Corporation (the “Issuer” or the “Company”):

The principal executive offices of the Issuer are located at Rua Buenos Aires, 10 – 14th Floor, Belo Horizonte, Minas Gerais, 30.315-570, Brazil.

Item 2. Identity and Background

The disclosure in Item 2(b) and 2(c) is amended to update the Reporting Person’s business address.

(b) The business address of the Reporting Person is 1200 N. Federal Highway, Suite 200, Boca Raton, Florida 33432.

(c) The address of the Reporting Person’s employer is 1200 N. Federal Highway, Suite 200, Boca Raton, Florida 33432.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby supplemented by adding the following:

On December 21, 2023, the Reporting Person exercised options held since April 2019 to purchase 151,141 shares of common stock of the Issuer (the “Common Stock”) at an exercise price of $0.0075 per share. On December 22, 2023, the Reporting Person exercised options to purchase 90,000 shares of Series D Convertible Preferred Stock of the Issuer (“Series D Stock”) at an exercise price of $0.10 per share of Series D Stock and subsequently converted such Series D Stock into 1,199,997 shares of Common Stock. The exercise prices for the options were paid by the Reporting Person using cash on hand.

Item 5. Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page of this Schedule 13D that relate to the number of shares of Common Stock to which the Reporting Person has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of and the aggregate number and percentage of Common Stock (including but not limited to the footnotes to such information) are incorporated herein by reference.

The disclosure in Item 5(c) is hereby supplemented by the following:

On December 21 and 22, 2023, the transactions described in Item 3 were consummated. Additionally, as disclosed in various Forms 4 filed with the SEC during the last 60 days, the Reporting Person (i) sold, pursuant to a Rule 10b5-1 plan, an aggregate of 57,120 shares of Common Stock on the open market at prevailing market prices ranging from $21.87 to $27.20 between November 10, 2023 and December 21, 2023 and (ii) was issued Series D Convertible Preferred Stock Options to purchase 2,500 shares of Series D Convertible Preferred Stock at an exercise price of $0.10 on each of November 1 and December 1, 2023.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 29, 2023

/s/ Marc Fogassa
Marc Fogassa